■ EXHIBIT 99.1
2008 Q2 Earnings Release & Conference Call

1.	2008 Q2 Earnings Release
(1) Date & Time: 04:00PM(Seoul Time) on July 11, 2008

(2) Venue: International Conference room, KRX(1st floor)

2.	2008 Q2 Earnings Conference Call
— Speaker:	Ki Hong PARK (Senior Vice President) Duk ll YOON (Head of IR Group) POSCO IR Group
— Arranged by:	Macquarie
(1)	For Asian & European investors
▪ Date & Time:	Friday, July 11 07:00 PM (Seoul time) 06:00 PM (HK/Singapore time), 11:00AM (UK time)
▪ Dial in Numbers:	2112 1700(Hong Kong) 5767 9337(Tokyo) 020 3024 5280(UK-London) 0800 068 8163(UK toll free)
▪ PASSWORD	: 4703511#

▪ Chairperson	: Christina Lee(Macquarie)
(2)	For North American Investors
▪ Date & Time:	Friday, July 11 10:30 PM (Seoul time) 09:30 AM (New York time)
▪ Dial in Numbers:	1800 811 0860(US toll free)
▪ PASSWORD	: 4012511#

▪ Chairperson	: Christina Lee(Macquarie)